# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bark, Inc., CIK 0001819574
CUSIP: 68622E104
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 120 Broadway, Floor 12, New York, New York (NY), 10271
Date of event which requires filing of this statement: 03/03/2026
Filed by CIK 0002104141
Persons authorized to receive notices and communications: Benjamin M. Goodchild, Esq., Paul, Weiss, Rifkind, Wharton & Garrison, 1285 Avenue of the Americas, New York, New York (NY), 10019, (212) 373-3000; Christodoulos Kaoutzanis, Esq., Paul, Weiss, Rifkind, Wharton & Garrison, 1285 Avenue of the Americas, New York, New York (NY), 10019, (212) 373-3000

## Reporting persons
- Great Dane Ventures, LLC (CIK 0002104141): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 22,411,455; sole dispositive power 0; shared dispositive power 22,411,455; aggregate amount beneficially owned 22,411,455 (13% of the class)
  Comment: The calculation of the foregoing percentage and the percentages on the following cover pages is based on 172,816,741 shares of common stock (the "Common Stock") of Bark, Inc. (the "Issuer") outstanding as of January 28, 2026 (as represented in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on February 12, 2026). See Item 2(a) of this Schedule 13D for a list of the equity owners of Great Dane Ventures, LLC.
- Resolute I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,059,499; sole dispositive power 0; shared dispositive power 5,059,499; aggregate amount beneficially owned 5,059,499 (2.9% of the class)
- Resolute GP I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,672,694; sole dispositive power 0; shared dispositive power 5,672,694; aggregate amount beneficially owned 5,672,694 (3.3% of the class)
  Comment: Includes 5,059,499 shares held by Resolute I, L.P., the General Partner of which is Resolute GP I, LLC.
- Resolute BB SPV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,352,477; sole dispositive power 0; shared dispositive power 3,352,477; aggregate amount beneficially owned 3,352,477 (1.9% of the class)
- Resolute BB II SPV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 948,524; sole dispositive power 0; shared dispositive power 948,524; aggregate amount beneficially owned 948,524 (0.5% of the class)
- Resolute GP II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,301,001; sole dispositive power 0; shared dispositive power 4,301,001; aggregate amount beneficially owned 4,301,001 (2.5% of the class)
  Comment: Comprises shares held by Resolute BB SPV, LLC and Resolute BB II SPV, LLC, the Manager of each of which is Resolute GP II, LLC.
- Michael Hirshland: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 9,973,695; sole dispositive power 0; shared dispositive power 9,973,695; aggregate amount beneficially owned 9,973,695 (5.8% of the class)
  Comment: Comprises shares beneficially owned by Resolute GP I, LLC, the Managing Director of which is Michael Hirshland, and by Resolute GP II, LLC, a Manager of which is Michael Hirshland. Notwithstanding his dispositive and voting control over such shares, Michael Hirshland disclaims beneficial ownership of the shares of Common Stock beneficially owned by Resolute GP I, LLC and Resolute GP II, LLC, except to the extent of his pecuniary interest therein.
- Raanan Bar-Cohen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,301,001; sole dispositive power 0; shared dispositive power 4,301,001; aggregate amount beneficially owned 4,301,001 (2.5% of the class)
  Comment: Comprises shares beneficially owned by Resolute GP II, LLC, a Manager of which is Raanan Bar-Cohen. Notwithstanding his dispositive and voting control over such shares, Raanan Bar-Cohen disclaims beneficial ownership of the shares of Common Stock beneficially owned by Resolute GP II, LLC, except to the extent of his pecuniary interest therein.
- Founders Circle Capital II Opportunities Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 707,649; sole dispositive power 0; shared dispositive power 707,649; aggregate amount beneficially owned 707,649 (0.4% of the class)
- Founders Circle Management II Opportunities, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 707,649; sole dispositive power 0; shared dispositive power 707,649; aggregate amount beneficially owned 707,649 (0.4% of the class)
  Comment: Comprises shares held by Founders Circle Capital II Opportunities Fund, L.P, the General Partner of which is Founders Circle Management II Opportunities, LLC.
- Founders Circle Capital II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,879,303; sole dispositive power 0; shared dispositive power 6,879,303; aggregate amount beneficially owned 6,879,303 (4% of the class)
- Founders Circle Capital II Affiliates Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 354,970; sole dispositive power 0; shared dispositive power 354,970; aggregate amount beneficially owned 354,970 (0.2% of the class)
- Founders Circle Management II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 7,234,273; sole dispositive power 0; shared dispositive power 7,234,273; aggregate amount beneficially owned 7,234,273 (4.2% of the class)
  Comment: Comprises shares held by Founders Circle Capital II, L.P. and Founders Circle Capital II Affiliates Fund, L.P., the General Partner of each of which is Founders Circle Management II, LLC.
- Michael Jung: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 7,941,922; sole dispositive power 0; shared dispositive power 7,941,922; aggregate amount beneficially owned 7,941,922 (4.6% of the class)
  Comment: Comprises shares beneficially owned by Founders Circle Management II, LLC and Founders Circle Management II Opportunities, LLC, a Managing Member of each of which is Michael Jung. Notwithstanding his dispositive and voting control over such shares, Michael Jung disclaims beneficial ownership of the shares of Common Stock beneficially owned by Founders Circle Management II, LLC and Founders Circle Management II Opportunities, LLC, except to the extent of his pecuniary interest therein.
- Ken Loveless: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 7,941,922; sole dispositive power 0; shared dispositive power 7,941,922; aggregate amount beneficially owned 7,941,922 (4.6% of the class)
  Comment: Comprises shares beneficially owned by Founders Circle Management II, LLC and Founders Circle Management II Opportunities, LLC, a Managing Member of each of which is Ken Loveless. Notwithstanding his dispositive and voting control over such shares, Ken Loveless disclaims beneficial ownership of the shares of Common Stock beneficially owned by Founders Circle Management II, LLC and Founders Circle Management II Opportunities, LLC, except to the extent of his pecuniary interest therein.
- Ironbound Partners Fund, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,359,475; sole dispositive power 0; shared dispositive power 4,359,475; aggregate amount beneficially owned 4,359,475 (2.5% of the class)
- Jonathan J. Ledecky: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 136,363; shared voting power 4,359,475; sole dispositive power 136,363; shared dispositive power 4,359,475; aggregate amount beneficially owned 4,495,838 (2.6% of the class)
  Comment: Represents (i) 136,363 shares held by Jonathan J. Ledecky in his individual capacity and (ii) 4,359,475 shares held by Ironbound Partners Fund, LLC. Mr. Ledecky is the Managing Member of Ironbound Partners Fund, LLC. Notwithstanding his dispositive and voting control over such shares, Mr. Ledecky disclaims beneficial ownership of the shares of Common Stock held by Ironbound Partners Fund, LLC, except to the extent of his pecuniary interest therein.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001
Name of issuer: Bark, Inc.
Address of issuer's principal executive offices: 120 Broadway, Floor 12, New York, New York (NY), 10271
Comment:
Explanatory Note

This Amendment No. 1 to Schedule 13D (this "Amendment" or this "Schedule 13D") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on January 9, 2026 by the reporting persons named therein (the "Original Schedule 13D"), relating to the Common Stock of the Issuer. As described in the press release issued by the Issuer on March 3, 2026, Matt Meeker has voluntarily withdrawn as a member and equity holder of Great Dane as of March 3, 2026. In addition, as of March 3, 2026, RRE Leaders Fund, L.P. and RRE Ventures V, L.P. have voluntarily withdrawn as members and equity holders of Great Dane. This Amendment is being filed (i) to update the list of Reporting Persons (as defined below) in response to the aforementioned changes to the equity owners of Great Dane, (ii) to update the percentage of shares of Common Stock beneficially owned by each Reporting Person, (iii) to report that the Great Dane Parties (as defined below) entered into a confidentiality agreement, including the standstill provisions thereof, as described in Item 4 hereof, and (iv) to report that Ironbound Partners Fund, LLC has signed and delivered a warrant surrender agreement, pursuant to which it agreed to surrender for cancellation to the Issuer all its warrants to purchase Common Stock. Information reported in the Original Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Original Schedule 13D is hereby amended and restated to the following:

This statement is being jointly filed on behalf of: (i) Great Dane; (ii) Resolute I, L.P., a Delaware limited partnership; (iii) Resolute GP I, LLC, a Delaware limited liability company; (iv) Resolute BB SPV, LLC, a Delaware limited liability company; (v) Resolute BB II SPV, LLC, a Delaware limited liability company; (vi) Resolute GP II, LLC, a Delaware limited liability company; (vii) Michael Hirshland, an individual and citizen of the United States; (viii) Raanan Bar-Cohen, an individual and citizen of the United States; (ix) Founders Circle Capital II Opportunities Fund, L.P., a Delaware limited partnership; (x) Founders Circle Management II Opportunities, LLC, a Delaware limited liability company; (xi) Founders Circle Capital II, L.P., a Delaware limited partnership; (xii) Founders Circle Capital II Affiliates Fund, L.P., a Delaware limited partnership; (xiii) Founders Circle Management II, LLC, a Delaware limited liability company; (xiv) Michael Jung, an individual and citizen of the United States; (xv) Ken Loveless, an individual and citizen of the United States; (xvi) Ironbound Partners Fund, LLC, a Delaware limited liability company; and (xvii) Jonathan J. Ledecky, an individual and citizen of the United States. The entities and persons set forth in the clauses above are collectively referred to as the "Reporting Persons". The entities and persons set forth in clauses (ii), (iv), (v), (ix), (xi), (xii) and (xvi) comprise the current equity owners of Great Dane and are collectively referred to as the "Equity Owners". Information in this Schedule 13D with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person and such beneficial ownership is expressly disclaimed.
Residence or business address: The principal business address of Great Dane is c/o Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, NY, 10019. The principal business address of Resolute I, L.P., Resolute GP I, LLC, Resolute BB SPV, LLC, Resolute BB II SPV, LLC, Resolute GP II, LLC, Michael Hirshland and Raanan Bar-Cohen is 548 Market Street #26403, San Francisco, CA 94104. The principal business address of Founders Circle Capital II Opportunities Fund, L.P., Founders Circle Management II Opportunities, LLC, Founders Circle Capital II, L.P., Founders Circle Capital II Affiliates Fund, L.P., Founders Circle Management II, LLC, Michael Jung and Ken Loveless is Founders Circle Capital, 1999 S. Bascom Ave. #700, Campbell, CA 95008. The principal business address of Ironbound Partners Fund, LLC and Jonathan J. Ledecky is 405 Lexington Avenue, 44th Floor, New York, NY 10174.
Present principal occupation or employment: The present principal occupation or employment for Michael Hirshland is the Managing Director of Resolute GP I, LLC and a Manager of Resolute GP II, LLC and the name and address of the organization in which such employment is conducted is 548 Market Street #26403, San Francisco, CA 94104. Each of Resolute GP I, LLC's and Resolute GP II, LLC's principal business is as a venture capital firm. The present principal occupation or employment for Raanan Bar-Cohen is a Manager of Resolute GP II, LLC and the name and address of the organization in which such employment is conducted is 548 Market Street #26403, San Francisco, CA 94104. Resolute GP II, LLC's principal business is as a venture capital firm. The present principal occupation or employment for Michael Jung is a Managing Member of Founders Circle Management II Opportunities, LLC and of Founders Circle Management II, LLC and the name and address of the organization in which such employment is conducted is Founders Circle Capital, 1999 S. Bascom Ave. #700, Campbell, CA 95008. Each of Founders Circle Management II Opportunities, LLC's and Founders Circle Management II, LLC's principal business is as a venture capital firm. The present principal occupation or employment for Ken Loveless is a Managing Member of Founders Circle Management II Opportunities, LLC and of Founders Circle Management II, LLC and the name and address of the organization in which such employment is conducted is Founders Circle Capital, 1999 S. Bascom Ave. #700, Campbell, CA 95008. Each of Founders Circle Management II Opportunities, LLC's and Founders Circle Management II, LLC's principal business is as a venture capital firm. The present principal occupation or employment for Jonathan J. Ledecky is the Managing Member of Ironbound Partners Fund, LLC and Co-Owner of the National Hockey League's New York Islanders franchise and the name and address of the organization in which such employment is conducted is 405 Lexington Avenue, 44th Floor, New York, NY 10174. Ironbound Partners Fund, LLC's principal business is as an investment management fund.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See response to Row 6 on each cover page.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and restated to the following:

The Reporting Persons other than Ironbound Partners Fund, LLC and Jonathan J. Ledecky acquired the shares of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D in connection with the merger of the Issuer, NSAC Merger Sub Corp. and Barkbox, Inc. that closed on June 1, 2021. Ironbound Partners Fund, LLC and Mr. Ledecky acquired the shares of Common Stock of the Issuer reported as beneficially owned by them in this Schedule 13D in connection with the formation of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended by adding the following to the end thereof:

On March 3, 2026, Great Dane, the Equity Owners and Resolute GP I, LLC (collectively, the "Great Dane Parties") entered into a confidentiality agreement (the "Confidentiality Agreement") with the Issuer, pursuant to which the Great Dane Parties agreed to certain non-disclosure and related obligations, subject to certain customary exceptions, that will terminate upon the earlier of: (i) two years after the date of the Confidentiality Agreement and (ii) the date the parties or their respective affiliates consummate a transaction contemplated by the Confidentiality Agreement. The Confidentiality Agreement contains a standstill provision (the "Standstill") that will remain in effect until the earlier of (i) the end of the 12-month period commencing on the date of the Confidentiality Agreement, (ii) the date on which the Issuer enters into a definitive written agreement providing for (a) any acquisition of a majority of the voting securities of the Issuer by any person or group, (b) any acquisition of a majority of the consolidated assets of the Issuer and its subsidiaries by any person or group, or (c) any tender or exchange offer, merger or other business combination or any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction, immediately following which, any person will beneficially own a majority of the outstanding voting power of the Issuer or the surviving parent entity in such transaction, and (iii) the date on which a third party commences a tender or exchange offer for not less than a majority of the outstanding voting power of the Issuer and the Issuer's board of directors (or any committee thereof) recommends that the Issuer's shareholders tender their shares, or fails to recommend prior to the date that is ten business days after such commencement that the shareholders not tender their shares in such third-party tender or exchange offer. The Standstill, subject to certain customary exceptions, prohibits the Great Dane Parties and certain of their respective affiliates from (i) acquiring (or agreeing, offering, seeking or proposing to acquire, in each case, publicly or privately) any ownership, including, without limitation, beneficial ownership, of any securities of the Issuer, or any rights or options to acquire such ownership (including from any third party); (ii) publicly or privately offering to enter into, or publicly or privately proposing, any merger, business combination, recapitalization, restructuring or other extraordinary transaction with the Issuer or any direct or indirect subsidiary thereof; (iii) initiating any stockholder proposal or the convening of a stockholders' meeting of or involving the Issuer or any direct or indirect subsidiary thereof; (iv) soliciting proxies with respect to any matter from, or otherwise seeking to influence, advise or direct the vote of, holders of any shares of capital stock of the Issuer or any securities convertible into or exchangeable or exercisable for (in each case, whether currently or upon the occurrence of any contingency) such capital stock, or making any communication exempted from the definition of solicitation by Rule 14a-1(l)(2)(iv) under the Act; (v) otherwise seeking or proposing to influence, advise, change or control the management, board of directors, governing instruments, affairs or policies of the Issuer or any direct or indirect subsidiary thereof; (vi) entering into any discussions, negotiations, agreements, arrangements or understandings with any other person with respect to any matter described in the foregoing clauses (i) through (v) or forming, joining or participating in a "group" (within the meaning of Section 13(d)(3) of the Act) to vote, acquire or dispose of any securities of the Issuer or any of its subsidiaries; (vii) requesting that the Issuer (or its representatives, board of directors or the Special Committee) amend, waive, grant any consent under or otherwise not enforce any provision of the Standstill; or (viii) unless legally required, making any public disclosure, or taking any action that could reasonably be expected to require the parties to the Confidentiality Agreement to make a public disclosure, with respect to any of the matters set forth in the Confidentiality Agreement. The Standstill does not prohibit the Great Dane Parties from making requests (but only privately to the Issuer and not publicly) for amendments, waivers, consents under or agreements not to enforce certain clauses of the Standstill, subject to the terms and conditions of the Confidentiality Agreement.

The foregoing description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is attached as Exhibit 3 hereto, and is incorporated herein by reference.

None of this Amendment, the Original Schedule 13D nor the Proposal Letter is an offer to purchase or a solicitation of an offer to sell any securities. Any solicitation or offer will only be made through separate materials filed with the Securities and Exchange Commission. Holders of Common Stock of the Issuer and other interested parties are urged to read these materials when and if they become available because they will contain important information. Holders of Common Stock of the Issuer will be able to obtain such documents (when and if available) free of charge at the Securities and Exchange Commission's web site, www.sec.gov.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) and the Comments of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of shares of Common Stock beneficially owned by the Reporting Persons, which information is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) and the Comments of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition, which information is incorporated herein by reference.
Transactions in the class effected during the past sixty days: As disclosed in this Schedule 13D, the Reporting Persons have not effected any transaction in the Common Stock in the 60 days prior to filing this Schedule 13D, except that Ironbound Partners Fund, LLC surrendered for cancellation 4,558,000 warrants to purchase Common Stock on March 3, 2026.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and restated to the following:

Great Dane has signed and delivered the Proposal Letter, filed as Exhibit 1 to the Original Schedule 13D. The Great Dane Parties have signed and delivered the Confidentiality Agreement, filed as Exhibit 3 hereto. Ironbound Partners Fund, LLC has signed and delivered a warrant surrender agreement, filed as Exhibit 4 hereto. The Reporting Persons have entered into joint filing agreements, filed as Exhibit 2 to the Original Schedule 13D and Exhibit 5 hereto. Except as set forth in this Item 6, the Proposal Letter filed as Exhibit 1 to the Original Schedule 13D, the Confidentiality Agreement filed as Exhibit 3 hereto, the warrant surrender agreement filed as Exhibit 4 hereto, the joint filing agreements filed as Exhibit 2 to the Original Schedule 13D and Exhibit 5 hereto, Item 4 of the Original Schedule 13D, Item 4 of this Amendment and the Issuer's filings with the Securities and Exchange Commission, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 3: Confidentiality Agreement, dated as of March 3, 2026, by and among Great Dane, the Equity Owners and the Issuer.

Exhibit 4: Warrant Surrender Agreement, dated as of March 3, 2026, by Ironbound Partners Fund, LLC.

Exhibit 5: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

## Signatures
- Great Dane Ventures, LLC: /s/ Jonathan J. Ledecky, Jonathan J. Ledecky, Authorized Signatory (03/03/2026)
- Resolute I, L.P.: /s/ Michael Hirshland, Michael Hirshland, Managing Director (03/03/2026)
- Resolute GP I, LLC: /s/ Michael Hirshland, Michael Hirshland, Managing Director (03/03/2026)
- Resolute BB SPV, LLC: /s/ Michael Hirshland, Michael Hirshland, Managing Director (03/03/2026)
- Resolute BB II SPV, LLC: /s/ Michael Hirshland, Michael Hirshland, Managing Director (03/03/2026)
- Resolute GP II, LLC: /s/ Michael Hirshland, Michael Hirshland, Manager (03/03/2026)
- Michael Hirshland: /s/ Michael Hirshland, Michael Hirshland (03/03/2026)
- Raanan Bar-Cohen: /s/ Raanan Bar-Cohen, Raanan Bar-Cohen (03/03/2026)
- Founders Circle Capital II Opportunities Fund, L.P.: /s/ Ken Loveless, Ken Loveless, Managing Member (03/03/2026)
- Founders Circle Management II Opportunities, LLC: /s/ Ken Loveless, Ken Loveless, Managing Member (03/03/2026)
- Founders Circle Capital II, L.P.: /s/ Ken Loveless, Ken Loveless, Managing Member (03/03/2026)
- Founders Circle Capital II Affiliates Fund, L.P.: /s/ Ken Loveless, Ken Loveless, Managing Member (03/03/2026)
- Founders Circle Management II, LLC: /s/ Ken Loveless, Ken Loveless, Managing Member (03/03/2026)
- Michael Jung: /s/ Michael Jung, Michael Jung (03/03/2026)
- Ken Loveless: /s/ Ken Loveless, Ken Loveless (03/03/2026)
- Ironbound Partners Fund, LLC: /s/ Jonathan J. Ledecky, Jonathan J. Ledecky, Managing Member (03/03/2026)
- Jonathan J. Ledecky: /s/ Jonathan J. Ledecky, Jonathan J. Ledecky (03/03/2026)